Nate Benn Work History

Global Foods Group
CFO
March 2020 – present

Innovative Construction Group
Data Analyst
July 2019 – present

Dan Ryan Builders
Purchasing Intern
May 2018 – July 2018

Global Oasis Project
Co-Founder
April 2016 – March 2018